Professional Lines Group

November 3, 2014

James Cook Marsh USA, Inc.
540 W. Madison, Suite 1200
Chicago, IL 60661

Re: OneAmerica Funds, Inc.
Financial Institution Bond Standard Form No. 14 Binder Bill Dear James:

Thank you for thinking of AXIS Financial Institutions. We are pleased to offer the following Conditional Binder Bill for the above captioned account as per the quotation dated June 20, 2014:

Name of Insured and Principal Address:  OneAmerica Funds, Inc.
One America Square Indianapolis, IN 46282

Underwriter:                            AXIS Insurance Company Bond Number:  MCN770337/012014

Bond Period:	From 12:01 a.m. on November 1, 2014 To 12:01 a.m. on November 1, 2015, at the address stated above

Bond Form:                      Financial Institution Bond Standard Form No. 14 Limits of Liability and Deductibles:
Aggregate Limit of Liability of the Underwriter for the Bond Period: $N/A

Insuring Agreement (A) Fidelity	Single Loss Limit of Liability $1,250,000	Single Loss Deductible $0
(B) On Premises	$1,250,000	$5,000
(C) In Transit	$1,250,000	$5,000
(D) Forgery or Alteration	$1,250,000	$5,000
(E) Securities	$1,250,000	$5,000
(F) Counterfeit Currency	$1,250,000	$5,000
Optional Insuring Agreements and Coverages - Computer	Single Loss Limit of Liability $1,250,000	Single Loss Deductible $5,000
- Voice Initiated	$25,000	$5,000
- Telefacsimile	$25,000	$5,000
- Claims Expense	$25,000	$5,000
- Audit Expense	$25,000	$5,000

Bond Period Premium:

Base Premium:                                                                $3,150

Taxes, Fees, Surcharges, and Assessments: $Nil Total Bond Period Premium: $3,150

Riders:

1.	Add ERISA Compliance Rider SR6145b (as expiring)

2.	Amend Insuring Agreement F to money issued by “any” country (manuscript); (as expiring)

3.	Add Notification of Cancellation to the SEC SR5834c; (as expiring)

4.	Add Computer Systems Fraud SR6196; (as expiring)

5.	Add Uncollectible Items of Deposit (manuscript); (as expiring)

6.	Add Unauthorized Signatures (manuscript); (as expiring)

7.	Add Audit Expense (manuscript). (as expiring)

8.	Add Stop Payment Liability (manuscript); (as expiring)

9.	Add Central Handling of Securities SR5967e; (as expiring)

10.	Amend Fidelity Insuring Agreement (A) to include “Larceny or Embezzlement” (manuscript) (as expiring)

11.	Add to the Definition Section 1 (t) Larceny and Embezzlement as it applies to acts set forth in Section 37 of the 1940 Act (manuscript); (as expiring)
12.
Amend Definition of Employee (Section 1 e) to include any officer, partner, or Employee of an investment advisor, an underwriter, a transfer agent or shareholder accounting record keeper, or an administrator defined under the 1940 act (manuscript); (as expiring)

13.	Amend Termination (Section 12) by providing 60 days notice to each investment company and the SEC (manuscript); (as expiring)
14.
Amend Change of Control – Notice (Section C) Insured to give underwrite 30 days notice for change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940), include 60 days notice to the SEC for modification of the bond (manuscript); (as expiring)

15.	Destruction of Data by Virus (manuscript) (as expiring)

16.	Destruction of Data by Hacker (manuscript) (as expiring)

17.	Application Endorsement MU1032(as expiring)
18.	Protected Information Exclusion (FI1026 0814) (New)

Commission payable is 15%.

Receipt, review, and acceptance in writing of the following additional information must occur no later than:

1.	None

If any of the above requested items are not received, reviewed, and accepted by AXIS underwriters, and acknowledged as such in writing, by the above specified date then this Conditional Binder Bill and any bond issued pursuant thereto will be automatically deemed null and void ab initio (as if it had never existed) and have no effect. The payment of premium or the issuance of any bond shall not serve to waive the above requirements.

Further, a condition precedent to coverage afforded by this Conditional Binder Bill is that no material change in the risk occurs and no submission is made to the Underwriter of a claim or circumstances that might give rise to a claim between the date of this Conditional Binder Bill and the inception of the proposed Bond Period. This Conditional Binder Bill is valid through ninety (90) days from the date of this document.

Please consider this your invoice for accounting purposes. Premium is due thirty (30) days from the effective date of the Bond Period. Please remit payment via any one of the following delivery options:

U.S. Mail:	Overnight Mail:	Wire Transfer:
AXIS Insurance P.O. Box 932745 Atlanta, GA 31193-2745	Wells Fargo Bank, N.A. Attn: Lockbox 932745 3585 Atlanta Avenue Hapeville, GA 30354
Wells Fargo Bank, N.A. Atlanta, GA
ABA Routing Number: 121000248 SWIFT Code: PNBPUS33
Account Name: AXIS US Insurance Account Number: 2000015141499
If you experience a problem, please contact Wells Fargo at (800) 521-5006.

ALL PAYMENTS MUST REFERENCE THE NAME OF INSURED AND BOND NUMBER.

If you have any questions regarding premium payments to AXIS, please call the Premium Accounting Department at (678) 746-9400. For other questions, please speak with our underwriters. To locate the AXIS Professional Lines underwriting office nearest you, please see the Contact List on our website at www.axiscapital.com.

Notice of Claim(s) To Be Sent To:                                                                               All Other Notices To Be Sent To:

AXIS Insurance Company Professional Lines Claims
Address:                      Connell Corporate Park
300 Connell Drive
P.O. Box 357
Berkeley Heights, NJ 07922-0357 Toll-Free Fax:   (866) 770-5630
E-	mail: USClaimNoticeBH@axiscapital.com

AXIS Insurance Company Professional Lines
Address:                Connell Corporate Park
300 Connell Drive
P.O. Box 357
Berkeley Heights, NJ 07922-0357 Telephone: (908) 508-4300
Fax:                         (908) 508-4301

Best regards,

EveAnn Cassis Vice President
National Fidelity Manager Professional Lines Division Axis Insurance

1211 Avenue of the Americas 24th Floor
New York, NY 10036 Tel: 212-500-7763
Email:eveann.cassis@axiscapital.com

IMPORTANT NOTICE CONCERNING
U.S. TREASURY DEPARTMENT’S
OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”)

No coverage is provided by this Notice nor can it be construed to replace any provisions of the bond. You should read the bond and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on the insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

OFAC administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. On an ongoing basis OFAC identifies and lists numerous individuals, entities, and sanctions with respect to a particular country, including, but not limited to:

	Foreign agents;

	Front organizations;

	Terrorists;

	Terrorist organizations; and

	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site: http://www.treasury.gov/offices/enforcement/ofac/.

In accordance with OFAC regulations, if it is determined that an Insured or any person or entity claiming the benefits of this insurance has violated U.S. sanctions laws or regulations or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to the laws and regulations administered and enforced by OFAC. When an insurance policy is considered to be a blocked or frozen contract, no payments or premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments may also apply.

STATE FRAUD STATEMENTS

Applicable in Alabama

Alabama Fraud Statement

“Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison or any combination thereof.”

Applicable in Arkansas, Louisiana and Rhode Island

Arkansas, Louisiana and Rhode Island Fraud Statement

“Any person who knowing presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.”

Applicable in Colorado

Colorado Fraud Statement

“It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado division of insurance within the department of regulatory agencies.”

Applicable in District of Columbia

District of Columbia Fraud Statement

“Warning: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.”

Applicable in Florida

Florida Fraud Statement

“Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete or misleading information is guilty of a felony of the third degree.”

Applicable in Kansas

Kansas Fraud Statement

“Any person who knowingly and with intent to defraud any insurance company or another person files an application for the issuance of, or the rating of, an insurance policy or statement of claim or any written statement containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime and subjects the person to criminal penalties.”

Applicable in Kentucky

Kentucky Fraud Statement

“Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information, or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.”

Applicable in Maine

Maine Fraud Statement

“It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines or a denial of insurance benefits.”

Applicable in Maryland

Maryland Fraud Statement

"Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison."

Applicable in New Jersey

New Jersey Fraud Statement
“Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.”

Applicable in New Mexico

New Mexico Fraud Statement
“Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to civil fines and criminal penalties.”

Applicable in New York

New York Fraud Statement

“Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation.”

Applicable in Ohio

Ohio Fraud Statement

“Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.”

Applicable in Oklahoma

Oklahoma Fraud Statement

“Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.”

Applicable in Oregon

Oregon Fraud Statement

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents materially false information in an application for insurance may be guilty of a crime and may be subject to fines and confinement in prison.

In order for us to deny a claim on the basis of misstatements, misrepresentations, omissions or concealments on your part, we must show that:

A.	The misinformation is material to the content of the policy;
B.	We relied upon the misinformation; and
C.	The information was either:
1.	Material to the risk assumed by us; or
2.	Provided fraudulently.

For remedies other than the denial of a claim, misstatements, misrepresentations, omissions or concealments on your part must either be fraudulent or material to our interests.

With regard to fire insurance, in order to trigger the right to remedy, material misrepresentations must be willful or intentional.

Misstatements, misrepresentations, omissions or concealments on your part are not fraudulent unless they are made with the intent to knowingly defraud.

Applicable in Pennsylvania

Pennsylvania Fraud Statement

“Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.”

Applicable in Puerto Rico

Puerto Rico Fraud Statement

Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation with the penalty of a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances be present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.

Applicable in Tennessee, Virginia and Washington

Tennessee, Virginia and Washington Fraud Statement
“It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.”

OneAmerica Funds, Inc.
Indianapolis, Indiana

Certificate of Resolution
For Affirmation of Fidelity Bond

I, Stephen L. Due, do hereby certify that I am the duly elected and qualified Assistant Secretary to the Board of Directors of OneAmerica Funds, Inc., a Maryland Corporation (the "Fund"), and further certify that the following resolution was adopted unanimously by the Board of Directors of the Fund at a meeting duly held on November 14, 2014, at which a quorum was at all times present and that such resolution has not been modified nor rescinded and is in full force and effect as of the date hereof.

RESOLVED, That after taking into consideration all relevant factors concerning the fidelity bond underwritten by Axis covering the assets of OneAmerica Funds, Inc., including the amount of the bond and the amount of the premium and having determined that the coverage is reasonable, said bond be, and it hereby is, affirmed as required by Rule 17g-1(d) of the Investment Company Act of 1940.

FURTHER RESOLVED, That the Secretary and the Assistant Secretary are hereby directed to file such filings related to the fidelity bond with the Securities and Exchange Commission as required by federal securities laws.

IN WITNESS WHEREOF, I have hereunto set my hand and the seal of OneAmerica Funds, Inc., as of this 22nd day of December 2014.

/s/ Stephen L. Due

Stephen L. Due
Assistant Secretary
OneAmerica Funds, Inc.

{Seal}